Exhibit 99.1

Pembina Pipeline Corporation Files 2012 Year End Disclosure Documents

CALGARY, March 1, 2013 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL); (NYSE: PBA) today filed its audited Consolidated Financial Statements for the year ended December 31, 2012, and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Pembina has also filed its Annual Information Form for the year ended December 31, 2012 and its Annual Report on Form 40-F for the year ended December 31, 2012, with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via www.sedar.com, www.sec.gov (for the Form 40-F) or the Company's website, www.pembina.com under "Investor Centre - Financial Reports." Printed copies of Pembina's complete audited Consolidated Financial Statements are available to shareholders upon request, free of charge.

Online Annual Report

Pembina has published an online annual report on its website at www.pembina.com under "Investor Centre" which is supplementary to its annual management's discussion and analysis, financial statements and notes. This interactive report features an overview of 2012 results, as well as videos featuring Pembina's senior executives.

While the online annual report will not be printed, investors and other stakeholders may obtain a hard copy of Pembina's annual management's discussion and analysis, financial statements and notes by mail by contacting Investor Relations at investor-relations@pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for nearly 60 years. Pembina owns and operates: pipelines that transport conventional and synthetic crude oil and natural gas liquids produced in western Canada; oil sands, heavy oil and diluent pipelines; gas gathering and processing facilities; and, an oil and natural gas liquids infrastructure and logistics business. With facilities strategically located in western Canada and in natural gas liquids markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that span across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:26e 01-MAR-13